December 23, 2024

Raymond Mow
Chief Financial Officer
Bitmine Immersion Technologies, Inc.
2030 Powers Ferry Road SE
Suite 212
Atlanta, Georgia 30339

       Re: Bitmine Immersion Technologies, Inc.
           Form 10-K for Fiscal Year Ended August 31, 2022
           Form 10-K for Fiscal Year Ended August 31, 2023
           File No. 000-56220
Dear Raymond Mow:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Crypto Assets